NEWS RELEASE

REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

RepliCel Announces Application for a Management Cease Trade Order
VANCOUVER, BC – August 30, 2023 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announces that it was not able to file its interim financial statements, management’s discussion and analysis and the required certifications (the “Interim Filings”) for the three and six-month periods ended June 30, 2023 on or before the prescribed filing deadline of August 29, 2023 (the “Interim Filing Deadline”) as required by National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”) and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.
The completion of the Interim Filings for the three and six-month periods ended June 30, 2023 has been and will continue to be delayed primarily due to the recent demise of the Company’s Chief Financial Officer, Simon Ma, after a debilitating terminal illness and because Mr. Ma’s successor, who was only just appointed (on August 16, 2023), will need time to settle in to his new role and prepare the Interim Filings.
The Company has filed an application to the British Columbia Securities Commission to approve a temporary management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which, if granted, will prohibit trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The Company is seeking the MCTO as it is unable to file it Interim Filings within the deadline as required under NI 51-102.
The Company expects to file the Interim Filings on or before October 27, 2023. Since becoming CFO, Mr. Kwok has taken meaningful steps towards remedying the default – he has already obtained access to all of the Company’s financial documents and accounting software and he has begun the accounting process to complete the Interim financials.  Mr. Kwok has indicated that he believes the Company can remedy the default by October 27, 2023. The MCTO will be in effect until the Interim Filings are filed. The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 so long as the Interim Filings are outstanding.
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About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.
RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. MainPointe Pharmaceuticals has an exclusive distribution agreement for the DermaPrecise™ device and consumables in the United States, subject to income. MainPointe is expected to fund the FDA approval process in the United States. Please visit replicel.com for additional information.
Notable Facts:
•	RepliCel’s three cell therapy products have now been tested in over 100 patients in four countries on three continents.
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RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel’s products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

Please visit www.replicel.com for additional information.

For more information, please contact:
Andrew Schutte, CEO and President
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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